

March 25, 2011

Mr. Joseph G. NeCastro
Chief Administrative Officer and Chief Financial Officer
Scripps Networks Interactive, Inc.
312 Walnut Street
Cincinnati, Ohio 45202

> **Re:** **Scripps Networks Interactive, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 1-34004**

Dear Mr. NeCastro:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010
Critical Accounting Policies and Estimates
Goodwill, page F-4

1. We note your statement that for purposes of performing the impairment test for goodwill your reporting units are Lifestyle Media and Interactive Services. We also note that your reporting units are equivalent to your reportable segments.   Based on the disclosures in Note 21 on page F-43, it appears to us that you have aggregated several operating segments into one reportable segment (i.e. Lifestyle Media). If that is the case, please tell us the operating segments you have identified in accordance with ASC 280-10-50 and your basis for aggregating these operating segments into one reportable segment in accordance with ASC 280-10-50-11. Please tell us about the measure of profit and loss reviewed by your chief operating decision maker and how you have determined that your networks have similar economic characteristics. Please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, operating profit, and operating profit percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these

operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another). Also, please provide us a copy of the standard reporting package provided to your CODM for your most recent fiscal year and interim period.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director